SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

UPM-Kymmene Corporation

Stock Exchange Release March 7,2005 at 12:00

UPM to participate in Botnia’s pulp mill project in Uruguay with USD 67 million capital investment

UPM will participate in Botnia’s pulp mill project in Uruguay with USD 67 million (EUR 51 million) direct capital investment. Botnia’s Board of Directors has today decided to build a pulp mill, in Fray Bentos, Uruguay, to produce eucalyptus pulp. The total value of the investment is approximately USD 1.1 billion.

The annual production capacity of the mill will be one million tons of bleached eucalyptus pulp. The mill is scheduled to start up in the third quarter of 2007.

“The investment is strategically important for UPM’s raw material supply. The pulp mill will ensure availability and sufficiency of UPM’s short fibre pulp supply in a cost-efficient way. We already utilise significant amounts of eucalyptus and acacia pulp at our fine paper mills in Germany and China. When the second paper machine at the Changshu mill in China starts up in the summer it will further increase the need for high quality eucalyptus pulp,” says Heikki Sara, Executive Vice President, Strategic Development of UPM.

The pulp mill project will be executed by Botnia in which UPM has a 47% holding. In 2003, Botnia founded Botnia S.A in Uruguay whose agreed ownership is Botnia 82.1%, UPM 12.4% and Metsäliitto 5.5%. Botnia S.A. will be responsible for carrying ot the construction.

In connection with the pulp mill investment decision, Botnia’s owners companies; UPM, M-real and Metsäliitto have agreed upon a supplement of to the shareholder agreement in order to ensure the stability of Botnia’s ownership base. According to the agreement, Botnia’s shareholders will offer their shares to other shareholders in case of a possible change in their share or vote majority.

UPM has been a part owner in the Uruguayan company Compania Forestal Oriental S.A. (FOSA) since its foundation in 1990 when UPM’s predecessor company Kymmene began to study eucalyptus cultivation in Uruguay.

For more information, please contact:

Mr Heikki Sara, Executive Vice President, Strategic Development,

tel. +358 204 15 0040

**

Invitation to a news conference

Welcome to a news conference regarding Botnia’s pulp mill project in Uruguay. The event will be held at the auditorium of Restaurant Bank, Unioninkatu 22 in Helsinki today on March 7, 2005 at 13:30 (Finnish time). Mr Erkki Varis, President and CEO of Botnia, Mr Timo Piilonen, Project Director, Botnia as well as Mr Jussi Pesonen, President and CEO of UPM and Mr Hannu Anttila, President and CEO of M-real will present the project. There is only one news conference for both the media and financial analysts. The conference is held in Finnish.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations